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         File No. 70-8803



                    CERTIFICATE OF NOTIFICATION

                               (Rule 24)

                   SECURITIES AND EXCHANGE COMMISSION

                                   BY

                         NEES Energy, Inc.




               In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the second quarter of 1999:


          1.  NEES Energy, Inc. (NEES Energy), a Massachusetts
              Corporation,was formed on June 14, 1996. The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES).


          2. As of June 30, 1999 NEES had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $147,422,000 and $10,805,000, respectively.


          3. As of June 30, 1999 NEES Energy had no permanent personnel and during the second quarter of 1999 there were no individuals assigned on a substantially full-time basis.


          4. During the second quarter of 1999 NEES Energy had no kilowatt hours sold or marketed.


          5. In December 1996, following SEC approval of a joint venture with a subsidiary of Eastern Enterprises (HCAR No. 35-26633), NEES Energy invested in AllEnergy Marketing Company, L.L.C.(AllEnergy), a limited liability corporation. AllEnergy is engaged in the business of marketing and selling energy commodities and energy related services. In December of 1997, NEES Energy increased its ownership share to 99%.


          6. During the second quarter of 1998, a new energy related company was formed in Delaware and is 100% owned by NEES Energy; this company is also named AllEnergy Marketing Co., L.L.C. (AllEnergy DE). Effective January 1, 1999, AllEnergy Marketing Co., L.L.C. was merged with and into AllEnergy DE.

          7. Attached in Exhibits A through C are a consolidated balance sheet as of June 30, 1999, consolidated income statements and statements of cash flows for the quarter, six months and twelve months ended June 30, 1999.

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.




                                        By: s/Geraldine M. Zipser
                                           ___________________________
                                            Geraldine M. Zipser
                                            Assistant Clerk


      Date: August 30, 1999